SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                              Cambridge Heart, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    131910101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Laurence J. Blumberg
                     c/o Blumberg Capital Management, L.L.C.
             153 East 53rd Street, 48th Floor, New York, N.Y. 10022
                                 (212) 521-5186
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 12, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  131910101
           ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Laurence J. Blumberg

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]

3.  SEC USE ONLY



4.  SOURCE OF FUNDS*

    AF, WC, PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]



6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    316,500

8.  SHARED VOTING POWER

    1,146,899

9.  SOLE DISPOSITIVE POWER

    316,500

10. SHARED DISPOSITIVE POWER

    1,146,899

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,714,468

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    23.3%

14. TYPE OF REPORTING PERSON*

    IN, HC
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  131910101
           ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Blumberg Capital Management, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]

3.  SEC USE ONLY



4.  SOURCE OF FUNDS*

    AF, WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]



6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    1,146,899

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    1,146,899

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,714,468

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    23.3%

14. TYPE OF REPORTING PERSON*

    IA, OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  131910101
           ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Blumberg Capital Advisors, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]

3. SEC USE ONLY



4. SOURCE OF FUNDS*

     AF, WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]



6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    1,009,970

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    1,009,970

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,714,468

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    23.3%

14. TYPE OF REPORTING PERSON*

    IA, OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  131910101
           ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Blumberg Life Sciences Fund, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]

3.  SEC USE ONLY



4.  SOURCE OF FUNDS*

    AF, WC, PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]



6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    1,009,970

8.  SHARED VOTING POWER

    0

9.  SOLE DISPOSITIVE POWER

    1,009,970

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,714,468

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    23.3%

14. TYPE OF REPORTING PERSON*

    PN, IV
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  131910101
           ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Blumberg Life Sciences Fund, Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]

3.  SEC USE ONLY



4.  SOURCE OF FUNDS*

    AF, WC, PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    136,929

8.  SHARED VOTING POWER

    0

9.  SOLE DISPOSITIVE POWER

    136,929

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,714,468

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    23.3%

14. TYPE OF REPORTING PERSON*

    CO, IV
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  131910101
           ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Louis Blumberg

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]

3.  SEC USE ONLY



4.  SOURCE OF FUNDS*

    AF, WC, PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    4,251,069

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    4,251,069

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,714,468

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    23.3%

14. TYPE OF REPORTING PERSON*

    IN, IA
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  131910101
           ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    AFB Fund, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]

3.  SEC USE ONLY



4.  SOURCE OF FUNDS*

    AF, WC, PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    4,251,069

8.  SHARED VOTING POWER

    0

9.  SOLE DISPOSITIVE POWER

    4,251,069

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,714,468

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    23.3%

14. TYPE OF REPORTING PERSON*

    OO, IV
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  131910101
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The name of the issuer is Cambridge Heart, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 1 Oak Park Drive, Bedford, Massachusetts 01730. This Schedule 13D relates to the Issuer's Common Stock, $0.001 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by (i) Laurence J. Blumberg, a United States citizen; (ii) Blumberg Capital Management, L.L.C., a Delaware limited liability company ("BCM"); (iii) Blumberg Capital Advisors, L.L.C., a Delaware limited liability company ("BCA"); (iv) Blumberg Life Sciences Fund, L.P., a Delaware limited partnership ("BLSF"); (v) Blumberg Life Sciences Fund, Ltd., a British Virgin Islands corporation ("BLS"); (vi) Louis Blumberg, a United States citizen; and (vii) AFB Fund, LLC, a New Jersey limited liability company ("AFB").

The principal business address of Laurence J. Blumberg, BCM, BCA and BLSF is 153 East 53rd Street, 48th Floor, New York, N.Y. 10022. The principal business address of BLS is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road P.O. Box 31106 SMB Grand Cayman, Cayman Islands British West Indies. The principal business address of Louis Blumberg and AFB is 2050 Center Avenue, Fort Lee, New Jersey 07024.

Laurence J. Blumberg is the managing member of BCM and BCA, both investment management firms that serve as the management company and general partner, respectively, of BLSF. BCM also serves as the investment manager of BLS.

Louis Blumberg, the father of Laurence J. Blumberg, is the managing member of AFB, a family limited liability company, of which Laurence J. Blumberg is also a member.

     (d) None of Messrs. Blumberg, BCM, BCA, BLSF, BLS or AFB (individually, each a "Reporting Person" and collectively, the "Reporting Persons"), has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 5,714,468 Shares by virtue of the fact that Messrs. Blumberg, BCM, BCA, BLSF, BLS and AFB may be deemed to be a group for purposes of this filing. Laurence J. Blumberg, through his position as managing member of BCM and BCA, is deemed to be the beneficial owner of the 1,009,970 Shares held by BLSF and the 136,929 Shares held by BLS. Laurence J. Blumberg also may be deemed to have beneficial ownership over the 316,500 shares that he holds personally.(1) The total cost for the Shares Laurence J. Blumberg may be deemed to beneficially own is $162,852.52.

BCM, the investment manager of BLSF and BLS, may be deemed to beneficially own the 1,009,970 Shares and 136,929 Shares held by such entities, respectively.(2) The total cost for the Shares BCM may be deemed to beneficially own is $142,229.52.

BCA, the general partner of BLSF, may be deemed to beneficially own the 1,009,970 Shares held by BLSF.(3) The total cost for the Shares BCA may be deemed to beneficially own is $125,241.90.

BLSF may be deemed to beneficially own the 1,009,970 Shares that it holds.(4) The total cost for the Shares BLSF may be deemed to beneficially own is $125,241.90.

BLS may be deemed to beneficially own the 136,929 Shares that it holds.(5) The total cost for the Shares BLS may be deemed to beneficially own is $16,987.62.

Louis Blumberg is deemed to beneficially own the 0 Shares he holds personally and the 4,251,069 Shares held by AFB by virtue of his role as managing member of AFB.(6) The total cost for the Shares Louis Blumberg may be deemed to beneficially own is $1,731,214.96.

AFB may be deemed to beneficially own the 4,251,069 Shares that it holds.(7) The
total  cost  for  the  Shares  AFB  may  be  deemed  to   beneficially   own  is
$1,731,214.96.

The funds for the purchase of the Shares beneficially owned by Messrs. Blumberg, BCM, BCA, BLSF, BLS and AFB came from their respective funds.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

(a-j) The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes on behalf of the Reporting Persons and/or the investors in BLSF and BLS and the members in AFB. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

In an effort to protect their investment and the investments made on behalf of the investors in BSLF, BLS and AFB, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Although it has no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.
--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

Laurence J. Blumberg
--------------------
(a-e) As of the date hereof, Laurence J. Blumberg may be deemed to be the beneficial owner of 5,714,468 Shares or 23.3% of the Shares of the Issuer, based upon the combined amount of Shares produced by adding the 19,516,299 Shares outstanding as of March 31, 2003, according to the Issuer's most recent Form 10-Q, to the total number of Shares deemed to be outstanding upon the conversion of the derivative securities held by the Reporting Persons (the "Combined Shares Outstanding").

Laurence J. Blumberg has the sole power to vote or direct the vote of 316,500 Shares and the shared power to vote or direct the vote of 1,146,899 Shares to which this filing relates.

Laurence J. Blumberg has the sole power to dispose or direct the disposition of 316,500 Shares and the shared power to dispose or direct the disposition of 1,146,899 Share to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Laurence J. Blumberg and/or BCM and BCA on behalf of BLSF and BLS are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes. Laurence J. Blumberg and/or Laurence J. Blumberg on behalf of the BLSF and BLS through his position in BCM and BCA, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Laurence J. Blumberg, and/or Laurence J. Blumberg on behalf of BCM and BCA and BLSF and BLS through his position in BCM and BCA, may engage in any or all of the items discussed in Item 4 above.


Blumberg Capital Management, L.L.C. ("BCM")
-------------------------------------------
(a-e) As of the date hereof, BCM may be deemed to be the beneficial owner of 5,714,468 Shares or 23.3% of the Shares of the Issuer, based upon the Combined Shares Outstanding.

BCM has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,146,899 Shares to which this filing relates.

BCM has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,146,899 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by BCM, and/or BCM on behalf of BLSF and BLS, are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes. BCM, and/or BCM on behalf of the BLSF and BLS through its position as investment manager to BLSF and BLS, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, BCM, and/or BCM on behalf of the BLSF and BLS through its position as investment manager to BLSF and BLS, may engage in any or all of the items discussed in Item 4 above.


Blumberg Capital Advisors, L.L.C. ("BCA")
-----------------------------------------
(a-e) As of the date hereof, BCA may be deemed to be the beneficial owner of 5,714,468 Shares or 23.3% of the Shares of the Issuer, based upon the Combined Shares Outstanding.

BCA has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,009,970 Shares to which this filing relates.

BCA has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,009,970 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by BCA, and/or BCA on behalf of BLSF, are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes. BCA, and BCA on behalf of the BLSF through its position as general partner of BLSF, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, BCA and BCA on behalf of the BLSF through its position as general partner to BLSF may engage in any or all of the items discussed in Item 4 above.


Blumberg Life Science Fund, L.P. ("BLSF")
-----------------------------------------
(a-e) As of the date hereof, BSLF may be deemed to be the beneficial owner of 5,714,468 Shares or 23.3% of the Shares of the Issuer, based upon the Combined Shares Outstanding.

BLSF has the sole power to vote or direct the vote of 1,009,970 Shares and the shared power to vote or direct the vote of 0 Shares to which this filing relates.

BLSF has the sole power to dispose or direct the disposition of 1,009,970 Shares and the shared power to dispose or direct the disposition of 0 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by BLSF are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes. BLSF may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, BLSF may engage in any or all of the items discussed in Item 4 above.


Blumberg Life Science Fund, Ltd. ("BLS")
----------------------------------------
(a-e) As of the date hereof, BSL may be deemed to be the beneficial owner of 5,714,468 Shares or 23.3% of the Shares of the Issuer, based upon the Combined Shares Outstanding.

BSL has the sole power to vote or direct the vote of 136,929 Shares and the shared power to vote or direct the vote of 0 Shares to which this filing relates.

BSL has the sole power to dispose or direct the disposition of 136,929 Shares and the shared power to dispose or direct the disposition of 0 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by BLS are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes. BLS may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, BLS may engage in any or all of the items discussed in Item 4 above.


Louis Blumberg
--------------
(a-e) As of the date hereof, Louis Blumberg may be deemed to be the beneficial owner of 5,714,468 Shares or 23.3% of the Shares of the Issuer, based upon the Combined Shares Outstanding.

Louis Blumberg has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,251,069 Shares to which this filing relates.

Louis Blumberg has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,251,069 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Louis Blumberg and Louis Blumberg on behalf of AFB are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes. Louis Blumberg, and/or Louis Blumberg on behalf of the AFB through his position as managing member of AFB, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Louis Blumberg, and/or Louis Blumberg on behalf of AFB as the managing member of AFB, may engage in any or all of the items discussed in Item 4 above.


AFB Fund, LLC ("AFB")
---------------------
(a-e) As of the date hereof, AFB may be deemed to be the beneficial owner of 5,714,468 Shares or 23.3% of the Shares of the Issuer, based upon the Combined Shares Outstanding.

AFB has the sole power to vote or direct the vote of 4,251,069 Shares and the shared power to vote or direct the vote of 0 Shares to which this filing relates.

AFB has the sole power to dispose or direct the disposition of 4,251,069 Shares and the shared power to dispose or direct the disposition of 0 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by AFB are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes. AFB may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, AFB may engage in any or all of the items discussed in Item 4 above.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares. However, the Reporting Persons among themselves may be deemed to be a group as defined in Section 13d-3(b) and have filed this joint Schedule 13D accordingly.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

B. A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to May 29, 2003 is filed herewith as Exhibit B.

--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 6, 2003
-----------------------
(Date)


/s/ Laurence J. Blumberg
------------------------------------
    Laurence J. Blumberg



Blumberg Capital Management, LLC

By:  /s/ Laurence J. Blumberg
-------------------------------------
Name: Laurence J. Blumberg
Title: Principal



Blumberg Capital Advisors, LLC

By:  /s/ Laurence J. Blumberg
-------------------------------------
Name: Laurence J. Blumberg
Title: Principal



Blumberg Life Sciences Fund, L.P.
By: Blumberg Capital Advisors, LLC
    General Partner

By:  /s/ Laurence J. Blumberg
-------------------------------------
Name: Laurence J. Blumberg
Title: Principal



Blumberg Life Sciences Fund, Ltd.

By:  /s/ Laurence J. Blumberg
-------------------------------------
Name: Laurence J. Blumberg
Title: Director



/s/ Louis Blumberg
-------------------------------------
   Louis Blumberg



AFB Fund, LLC

By: /s/ Louis Blumberg
-------------------------------------
Name: Louis Blumberg
Title: Managing Member


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


--------
1 By virtue of the Reporting Persons potentially being deemed a "group", Laurence J. Blumberg may also be deemed to have beneficial ownership over the 4,251,069 Shares held by AFB.
2 By virtue of the Reporting Persons potentially being deemed a "group", BCM may also be deemed to have beneficial ownership over the 316,500 Shares held directly by Laurence J. Blumberg and the 4,251,069 Shares held by AFB.
3 By virtue of the Reporting Persons potentially being deemed a "group", BCA may also be deemed to have beneficial ownership over the 136,929 Shares held by BLS, the 316,500 Shares held directly by Laurence J. Blumberg and the 4,251,069 Shares held by AFB.
4 By virtue of the Reporting Persons potentially being deemed a "group", BLSF may also be deemed to have beneficial ownership over the 136,929 Shares held by BLS, the 316,500 Shares held directly by Laurence J. Blumberg and the 4,251,069 Shares held by AFB.
5 By virtue of the Reporting Persons potentially being deemed a "group", BLS may also be deemed to have beneficial ownership over the 1,009,970 Shares held by BLSF, the 316,500 Shares held directly by Laurence J. Blumberg and the 4,251,069 Shares held by AFB.
6 By virtue of the Reporting Persons potentially being deemed a "group", Louis Blumberg may also be deemed to have beneficial ownership over the 1,009,970 Shares held by BLSF, the 136,929 Shares held by BLS and the 316,500 Shares held directly by Laurence J. Blumberg.
7 By virtue of the Reporting Persons potentially being deemed a "group", AFB may also be deemed to have beneficial ownership over the 1,009,970 Shares held by BLSF, the 136,929 Shares held in the account of BLS and the 316,500 Shares held directly by Laurence J. Blumberg.

                                                                     Exhibit A

                                   AGREEMENT

         The undersigned agree that this Schedule 13D dated June 6, 2003 relating to the Common Stock par value $0.001 of Cambridge Heart, Inc. shall be filed on behalf of the undersigned.

/s/ Laurence J. Blumberg
---------------------------
    Laurence J. Blumberg

Blumberg Capital Management, LLC

By:  /s/ Laurence J. Blumberg
-------------------------------------
Name: Laurence J. Blumberg
Title: Principal

Blumberg Capital Advisors, LLC

By:  /s/ Laurence J. Blumberg
-------------------------------------
Name: Laurence J. Blumberg
Title: Principal

Blumberg Life Sciences Fund, L.P.
By: Blumberg Capital Advisors, LLC
    General Partner

By:  /s/ Laurence J. Blumberg
-------------------------------------
Name: Laurence J. Blumberg
Title: Principal

Blumberg Life Sciences Fund, Ltd.

By:  /s/ Laurence J. Blumberg
-------------------------------------
Name: Laurence J. Blumberg
Title: Director

/s/ Louis Blumberg
-------------------------------------
   Louis Blumberg

AFB Fund, LLC

By: /s/ Louis Blumberg
-------------------------------------
Name: Louis Blumberg
Title: Managing Member

June 6, 2003

                                                                     Exhibit B

               Transactions in the Shares -- Laurence J. Blumberg


Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share

May 12, 2003             42,159                      $.340
May 12, 2003             63,180                      $.026
May 12, 2003             31,590                      $.032
May 12, 2003             310,778                     $.340
May 12, 2003             466,128                     $.026
May 12, 2003             233,064                     $.032



        Transactions in the Shares -- Blumberg Capital Management, L.L.C.



Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share


May 12, 2003             42,159                      $.340
May 12, 2003             63,180                      $.026
May 12, 2003             31,590                      $.032
May 12, 2003             310,778                     $.340
May 12, 2003             466,128                     $.026
May 12, 2003             233,064                     $.032



         Transactions in the Shares -- Blumberg Capital Advisors, L.L.C.



Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share


May 12, 2003             310,778                     $.340
May 12, 2003             466,128                     $.026
May 12, 2003             233,064                     $.032

         Transactions in the Shares -- Blumberg Life Sciences Fund, L.P.



Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share

May 12, 2003             310,778                     $.340
May 12, 2003             466,128                     $.026
May 12, 2003             233,064                     $.032

         Transactions in the Shares -- Blumberg Life Sciences Fund, Ltd.



Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share


May 12, 2003             42,159                      $.340
May 12, 2003             63,180                      $.026
May 12, 2003             31,590                      $.032



                  Transactions in the Shares -- Louis Blumberg



Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share


May 12, 2003           1,176,461                     $.340
May 12, 2003           1,764,672                     $.026
May 12, 2003             882,336                     $.032


                   Transactions in the Shares -- AFB Fund, LLC



Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share


May 12, 2003           1,176,461                     $.340
May 12, 2003           1,764,672                     $.026
May 12, 2003             882,336                     $.032

03277.0001 #408236